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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                                Pegasystems Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                  705573 10 3
                       ---------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilites of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

=======================                                 =======================
CUSIP No. 705573 10 3                13G                    Page 2 of 5 Pages
=======================                                 =======================



-------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Alan Trefler (social security no. ###-##-####)
-------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
    3  SEC USE ONLY

-------------------------------------------------------------------------------
    4  CITIZENSHIP OR PLACE OF ORGANIZATION


                      United States
-------------------------------------------------------------------------------

                            5         SOLE VOTING POWER
      NUMBER OF
       SHARES
    BENEFICIALLY                           21,541,100 shares
      OWNED BY             ----------------------------------------------------
        EACH
      REPORTING             6         SHARED VOTING POWER
       PERSON
        WITH                               0
                           ----------------------------------------------------

                            7         SOLE DISPOSITIVE POWER

                                           21,541,100
                           ----------------------------------------------------
                            8         SHARED DISPOSITIVE POWER

                                           0
-------------------------------------------------------------------------------
    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      21,541,100 shares
-------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

-------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      76.9%
-------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*

                      IN
===============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G                                                        Page 3 of 5
Alan Trefler
CUSIP Number 705573 10 3

Item 1(a).  Name of Issuer.

         The issuer is Pegasystems Inc. ("Pegasystems").

Item 1(b).  Address of Issuer's Principal Executive Offices.

         The issuer's principal executive offices are located at 101 Main Street, Cambridge, MA 02142.

Item 2(a).  Name of Person Filing.

         The name of the person filing this statement is Alan Trefler.

Item 2(b).  Address of Principal Business Office or, if none, Residence.

         The business address of the person filing this statement is c/o Pegasystems Inc., 101 Main Street, Cambridge, MA 02142.

Item 2(c).  Citizenship.

         Alan Trefler is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities.

         The class of securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock"), of Pegasystems.

Item 2(e).  CUSIP Number.

         The CUSIP number of the Common Stock is 705573 10 3.

Item 3.

         Not applicable.

Item 4.  Ownership.

         (a)  Amount Beneficially Owned.

                  Alan Trefler is the beneficial owner of 21,541,100 shares of the Common Stock.

         (b)      Percent of Class.

                  The 21,541,100 shares of Common Stock beneficially owned by Alan Trefler represent 76.9% of the outstanding shares of Common Stock as of December 31, 1996.

Schedule 13G                                                        Page 4 of 5
Alan Trefler
CUSIP Number 705573 10 3

         (c)      Number of Shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:

                           Alan Trefler has the sole power to vote or to direct the vote of 21,541,100 shares of Common Stock.

                  (ii) shared power to vote or to direct the vote:

                           Alan Trefler has shared power to vote or to direct the vote of no shares of Common Stock.

                  (iii) sole power to dispose or to direct the disposition of:

                           Alan Trefler has sole power to dispose or to direct the disposition of 21,541,100 shares of Common Stock.

                  (iv)  shared power to dispose or to direct the disposition of:

                           Alan Trefler has shared power to dispose or to direct the disposition of no shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Schedule 13G                                                        Page 5 of 5
Alan Trefler
CUSIP Number 705573 10 3


Item 10.  Certification.

         Not applicable.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/7/96                                          /s/ Alan Trefler
-------------------                             ------------------------------
Date                                            Signature
                                                Alan Trefler